VIKING SYSTEMS, INC.
4350 La Jolla Village Drive, Suite 900
San Diego, CA 92122

August 9, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller

Re:	Viking Systems, Inc.- Registration Statement on Form SB-2,
No. 333-135236, Request for Acceleration

Dear Mr. Buchmiller:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Viking Systems, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 2:00 p.m., Eastern Daylight Time, on Thursday, August 10, 2006, or as soon thereafter as possible.

In connection with this request, we hereby acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VIKING SYSTEMS, INC.

By: /s/ Donald Tucker
Donald Tucker
CEO/President